Morris Group, Inc.

Report on Audit of
Financial Statements

March 31, 2022

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Morris Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Morris Group, Inc., as of March 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Morris Group, Inc. as of March 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Morris Group, Inc.'s management. My responsibility is to express an opinion on Morris Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Morris Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Morris Group, Inc.'s financial statements. The supplemental information is the responsibility of Morris Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
June 23, 2022

MORRIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2022

ASSETS

ASSETS

Cash	$	100,047
Commissions receivable		10,555
Marketable securities		37,477
Right of use lease - current		10,791
TOTAL CURRENT ASSETS		158,870
OTHER ASSETS		
Right of use lease - long-term		6,901
TOTAL ASSETS		165,771

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable		9,847
Accrued and withheld liabilities		3,098
Lease obligation payable - current		10,791
TOTAL CURRENT LIABILITIES		23,736
LONG-TERM LIABILITIES		
Lease obligation payable - long-term		6,901
TOTAL LIABILITIES		30,637
STOCKHOLDER'S EQUITY		
Common stock, Par value $1; 1,000 shares authorized, issued and outstanding		1,000
Retained earnings		134,134
TOTAL STOCKHOLDER'S EQUITY		135,134
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	165,771

MORRIS GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2022

REVENUE		
Revenue from sale of insurance company shares of annuities	$	364,119
Revenue from sale of investment company shares of mutual funds		276,741
Fees from account supervision, investment advisory and administrative services		25,075
Other revenue		112,701
TOTAL REVENUE		778,636
EXPENSES		
Commissions		608,966
Employee compensation and benefits		73,823
Occupancy expenses		11,250
Communications		2,566
Professional fees		7,650
Other expenses		28,826
TOTAL EXPENSES		733,081
OTHER INCOME		
PPP loan forgiveness		27,455
NET INCOME	$	73,010

MORRIS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2022

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 1,000	$ 86,124	$ 87,124
Net Income	-	73,010	73,010
Stockholder's distributions	-	(25,000)	(25,000)
BALANCE AT THE END OF THE YEAR	$ 1,000	$ 134,134	$ 135,134

MORRIS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	73,010
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Unrealized (gain) loss on marketable securities		(1,324)
PPP loan forgiveness		(27,455)
(Increase) decrease in operating assets:		
Commissions receivable		22,784
Increase (decrease) in operating liabilities:		
Commissions payable		(18,075)
Accrued and withheld liabilities		1,390
Net Cash Provided by Operating Activities		50,330

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder's distributions		(25,000)
Net Cash Used in Financing Activities		(25,000)
NET INCREASE IN CASH		25,330
CASH AT BEGINNING OF YEAR		74,717
CASH AT END OF YEAR	$	100,047

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid during the year for:		
Income Taxes	$	-
Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Morris Group, Inc. (the Firm) was incorporated on October 22, 1982 under the Indiana General Corporation Act, as amended, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at March 31, 2022.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. No allowance was considered necessary at March 31, 2022.

f. Leases—The Firm adopted FASB ASC 842, "Leases", effective April 1, 2019. The Firm is a lessee in one operating lease for office space. The Firm recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the Firm's incremental borrowing rate.

g. Revenue Recognition—The revenue of the Firm is derived primarily from commissions earned on the sale of mutual funds, annuities, life insurance products and 12b-1 fees. Commission income is recorded based on the trade date of the mutual fund transactions and purchase date of annuity and other insurance product transactions.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

___

NOTE 2: MARKETABLE SECURITIES

The Firm has marketable securities which are stated at fair value. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Firm. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Firm has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

These marketable securities are equity securities and are classified as Level 1 assets in the fair value hierarchy established in FASB 157. Increases or decreases in market value are reflected in the income statement. There were no transfers between levels during the year.

The Fair Value of these marketable securities at March 31, 2022 is $37,477. The original cost was $8,100 with a total unrealized gain of $29,377.

NOTE 3: COMMISSIONS RECEIVABLE AND PAYABLE FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. As of March 31, 2022, there were commissions receivable of $10,555 and accrued commissions payable of $9,847.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2022.

The firm's federal and state income tax returns for 2018 through 2020 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: PPP LOANS PAYABLE

The Firm received two Paycheck Protection Program loans during the year ended March 31, 2021. Under the provisions of this program, the entire amount of these loans, or a portion could be forgiven if the Firm met certain requirements. During the current year ending March 31, 2022, these two loans with a total balance of $27,455 were approved for forgiveness.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of March 31, 2022, net capital as defined by the rules, equaled $129,286 which was $124,286 in excess of its required net capital of $5,000 and $123,286 in excess of its minimum net capital requirement. The ratio of aggregate indebtedness to net capital was 10.01%.

NOTE 8: LEASE EXPENSE AND FUTURE OBLIGATIONS

The Firm leases the office in which it operates and recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Firm recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. For the year ended March 31, 2022, the Firm had rent expense of $11,250, which consisted of operating lease costs. Lease cost for these lease payments is recognized on a straight-line basis over the lease term. The current lease is a three-year lease.

The future payments due under this operating lease as of March 31, 2022:

Year ended March 31,:	
2023	$ 11,250
2024	7,500
	18,750
Less effects of discounting	(1,058)
Lease liability recorded	$ 17,692

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2022. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at March 31, 2022. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report, the date on which the financial statements are available to be issued. Management concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

MORRIS GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF MARCH 31, 2022

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	135,134
Less nonallowable assets from Statement of Financial Condition		(222)
Net capital before haircuts on securities positions		134,912
Less haircuts on securities		(5,626)
Net Capital	$	129,286

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on 6-2/3% of aggregate indebtedness		1,184
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	124,286
(A)-10% of total aggregate indebteness		1,295
(B)-120% of minimum net capital requirement		6,000
Net capital less greater of (A) or (B)	$	123,286

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	12,945
Adjustments for Aggregate Indebtedness		-
Total Aggregate Indebtedness	$	12,945
Percentage of Aggregate Indebtedness to Net Capital		10.01%

FOCUS PART llA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

As of March 31, 2022, there were no material differences between audited net capital above, and net capital as reported on Part llA of the Firm's most recently filed (unaudited) FOCUS report.

MORRIS GROUP, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2022

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Firm is filing their Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to: effecting securities transactions via subscription on a basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money of (b)(2) of Rule 15c-2-4 and/or funds received and transmitted in compliance with paragraph (a) or (b)(2)(of Rule 15c2-4 and/or funds received and transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

MORRIS GROUP, INC.
SCHEDULE lII: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2022

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Firm is filing their Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to: effecting securities transactions via subscription on a basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money of (b)(2) of Rule 15c-2-4 and/or funds received and transmitted in compliance with paragraph (a) or (b)(2)(of Rule 15c2-4 and/or funds received and transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholder
Morris Group, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2022. Management of Morris Group, Inc. (Firm) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Firm to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Firm's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Firm and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.



This report is intended solely for the information and use of the Morris Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
June 23, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY

The Board of Directors and Stockholders of
Morris Group, Inc.

I have reviewed management's statements, included in the accompanying Rule15c3-3 Exemption Report pursuant to SEC Rule17a-5, in which (1) Morris Group, Inc., did not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3, and (2) The Firm is filing this Exemption Report relying Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Morris Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Firm's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
June 23, 2022

MORRIS GROUP, INC.

8445 Keystone Xing Ste 240

INDIANAPOLIS, IN 46240

Exemption Report for Rule 15c3-3

Morris Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, states the following:

(1) Morris Group, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) Morris Group, Inc. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Morris Group, Inc. limits its business activities exclusively to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

John R. Simmons

John R. Simmons

President

June 14, 2022